SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)

                          Herbalife International, Inc.
                                (Name of Issuer)

                          Herbalife International, Inc.
                        WH Holdings (Cayman Islands) Ltd.
                              WH Acquisition Corp.
                                 Whitney V, L.P.
                        Whitney Equity Partners V, L.L.C.
                           CCG Investments (BVI), L.P.
                     Golden Gate Capital Management, L.L.C.
                               Francis X. Tirelli
                                Douglas G. Sages
                                   Brian Kane
                                  Carol Hannah
                           (Name of Person(s) Filing)

                      Class A Common Stock, $.01 Par Value
                      Class B Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                              42 6908208 (Class A)
                              42 6908307 (Class B)
                      (CUSIP Number of Class of Securities)

                                Steven E. Rodgers
                                    President
                        WH Holdings (Cayman Islands) Ltd.
                             c/o Whitney & Co., LLC
                                177 Broad Street
                               Stamford, CT 06901
                                 (203) 973-1442
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statements)

                                   Copies to:

Thomas C. Meriam, Esq.                             Jonathan Layne, Esq.
Chadbourne & Parke LLP                             Gibson, Dunn & Crutcher LLP
30 Rockefeller Plaza                               333 South Grand Avenue
New York, New York 10112                           Los Angeles, California 90071

This statement is filed in connection with (check appropriate box):

a.     [X]      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

b.     [  ]     The filing of a registration statement under the Securities Act of 1933.

c.     [  ]     A tender offer.

d.     [  ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
              $678,235,478                               $62,398

* The filing fee was determined based upon (a) the product of (i) the 32,493,762 shares of common stock to be retired in the merger and (ii) merger consideration of $19.50 per share of common stock, (b) plus $44,607,119 expected to be paid upon cancellation of all outstanding options (the "Total Consideration"). The filing fee was determined by calculating a fee of $92 per $1,000,000 of the Total Consideration.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                   Filing Party: Herbalife International,
                                                          Inc.

Form of Registration No: Schedule 14A     Date Filed:  May 7, 2002




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


                                  INTRODUCTION

         This Amendment No. 2 to Rule l3e-3 Transaction Statement on Schedule l3E-3 (the "Amendment") amends the Rule 13e-3 Transaction Statement on the
Schedule 13E-3 filed with the Securities and Exchange Commission on May 7, 2002 (the "Schedule l3E-3"and amended by Amendment No. 1 on June 10, 2002). This Amendment is being filed jointly by Herbalife International, Inc., a Nevada corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, WH Holdings (Cayman Islands) Ltd., a Cayman Islands corporation ("WH Holdings"), WH Acquisition Corp., a Nevada corporation ("WH Acquisition"), Whitney V, L.P., a Delaware limited partnership, Whitney Equity Partners V, L.L.C., a Delaware limited liability company, CCG Investments (BVI), L.P., a California limited partnership, Golden Gate Capital Management, L.L.C., a California limited liability company, Francis X. Tirelli, Douglas G. Sages, Brian Kane and Carol Hannah. This Amendment and the Schedule 13E-3 relate to the Agreement and Plan of Merger, dated April 10, 2002 (the "Merger Agreement"), among the Company, WH Holdings and WH Acquisition, pursuant to which WH Acquisition will be merged (the "Merger") with and into the Company, with the Company as the surviving corporation.

         Under the terms and subject to the conditions of the Merger Agreement,
(a) each outstanding share of Class A Common Stock and Class B Common Stock will be converted into the right to receive $19.50 in cash without interest thereon (the "Merger Consideration"); and (b) each outstanding option to acquire a share of Common Stock will be converted into the right to receive an amount per share equal to the Merger Consideration minus the exercise price per share for each such option, without interest thereon (the "Option Consideration").

         Concurrently with the filing of this Amendment, the Company is filing with the Securities and Exchange Commission an Amendment No. 2 to the Preliminary Proxy Statement (the "Proxy Statement") under Regulation 14A of the Act relating to the annual meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a). A copy of the Merger Agreement was previously filed as Exhibit (d) to the Schedule 13E-3. All references in this Amendment to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Act.

         The information in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated by reference to the Amendment in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

         All information contained in this Amendment relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

ITEM 1.       SUMMARY TERM SHEET.

              ITEM 1001




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


         The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET" is incorporated herein by reference.



ITEM 2.  SUBJECT COMPANY INFORMATION.

         ITEM 1002

         (a) The information contained in the section of the Proxy Statement entitled "SUMMARY TERM SHEET - The Parties" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "THE MEETING - Voting Information" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "THE MEETING - Comparative Market Price Data" is incorporated herein by reference.

         (d) The information contained in the section of the Proxy Statement entitled "THE MEETING - Dividends" is incorporated herein by reference.

         (e)       None.

         (f)       None.


ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

         ITEM 1003

         (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   SUMMARY TERM SHEET - The Parties - Herbalife

                   SUMMARY TERM SHEET - The Parties - WH Holdings

                   SUMMARY TERM SHEET - The Parties - WH Acquisitions

                   THE MEETING - Principal Stockholders and Security Ownership of Management

                   ELECTION OF DIRECTORS

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger - Filing Persons




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


         (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   SUMMARY TERM SHEET - The Parties - Herbalife

                   SUMMARY TERM SHEET - The Parties - WH Holdings

                   SUMMARY TERM SHEET - The Parties - WH Acquisition

                   ELECTION OF DIRECTORS

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger - Filing Persons

         (c)(1), The information contained in the section of the Proxy Statement entitled
         (c)(2)    "ELECTION OF DIRECTORS" is incorporated herein by reference.

         (c)(3)    None.
         (c)(4)    None.


ITEM 4.  TERMS OF THE TRANSACTION.

         ITEM 1004

         (a)(1)    Not Applicable.

         (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   SUMMARY TERM SHEET - The Merger

                   THE MEETING - Required Vote

                   THE MERGER - Background of the Merger

                   THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                   THE MERGER - Special Factors - Effects of the Merger

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER




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


                   THE MERGER - Federal Income Tax Consequences

         (b)       Not Applicable.

         (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

         (d) The information contained in the section of the Proxy Statement entitled "THE MERGER - Dissenters' Rights" is incorporated herein by reference.

         (e)       None.

         (f)       None.


ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         ITEM 1005

         (a) The information contained in the section of the Proxy Statement entitled "COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS -Executive Compensation" is incorporated herein by reference.

         (b)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Background of the Merger

                   THE MERGER - Financing of the Merger - Preferred Equity Financing

                   THE MERGER AGREEMENT - Directors and Officers of Herbalife Following the Merger

                   THE MERGER AGREEMENT - Conduct of Herbalife Business After the Merger

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

         (d)       Not Applicable.

         (e) The information contained in the following sections of the Proxy Statement and Annex A to the Proxy Statement are incorporated herein by reference:




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


                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

                   THE MERGER - Financing of the Merger

                   THE MERGER AGREEMENT



ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         ITEM 1006

         (a)       Not Applicable.

         (b),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   SUMMARY TERM SHEET

                   THE MEETING - Dividends

                   THE MERGER - Special Factors - Effects of the Merger

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                   THE MERGER - Background of the Merger

                   THE MERGER AGREEMENT - Directors and Officers of Herbalife Following the Merger

                   THE MERGER AGREEMENT - Employees of Herbalife

                   THE MERGER AGREEMENT - Payment for Herbalife Common Stock and Options


ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         ITEM 1013

         (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Special Factors - Effects of the Merger




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


                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                   THE MERGER - Background of the Merger

                   THE MERGER - Herbalife Board of Directors' Recommendation

         (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Special Factors - Effects of the Merger

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   THE MERGER - Federal Income Tax Consequences


ITEM 8.  FAIRNESS OF THE TRANSACTION.

         ITEM 1014

         (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                   THE MERGER - Herbalife Board of Directors' Recommendation

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   THE MERGER - Background of the Merger




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


                   THE MEETING - Required Vote

         (f) The information contained in the section of the Proxy Statement entitled "THE MERGER - Background of the Merger" is incorporated herein by reference.



ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         ITEM 1015

         (a)-(c) The information contained in the following sections of the Proxy Statement and Annex B and Annex C to the Proxy Statement is incorporated herein by reference:

                   THE MERGER - Opinion of Barrington Associates

                   THE MERGER - Overview of Barrington Associate's Analysis

                   THE MERGER - Opinion of Morgan Stanley & Co. Incorporated


ITEM 10. SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         ITEM 1007

         (a),(b),  The information contained in the section of the Proxy
         (d) Statement entitled "THE MERGER - Financing of the Merger" is incorporated herein by reference.

         (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MERGER AGREEMENT - Expenses of the Transaction

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER - Fees Payable to the Financial Advisors


ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         ITEM 1008

         (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:




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


                   THE MEETING - Principal Stockholders and Security Ownership of Management

                   THE MERGER - Financing of the Merger

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER - Arrangements with Continuing Management

         (b)       None.



ITEM 12.      THE SOLICITATION OR RECOMMENDATION.

              ITEM 1012

         (a)       Not Applicable.

         (b)       Not Applicable.

         (c)       Not Applicable.

         (d),(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MEETING - General

                   THE MERGER - Special Factors - Reasons for the Merger; Fairness of the Merger

                   THE MERGER - Special Factors - Benefits and Detriments of the Merger to the Company, the Management Stockholders and the Unaffiliated Stockholders

                   THE MERGER - Reasons for the Merger and Recommendation of the Herbalife Board of Directors

                   THE MERGER - Herbalife Board of Directors' Recommendation



ITEM 13.      FINANCIAL STATEMENTS.

              ITEM 1010

         (a),(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   THE MEETING - Herbalife's Selected Consolidated Financial Information




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


                   THE MEETING - Other Financial Data

                   INCORPORATION BY REFERENCE

         (b) The information contained in the section of the Proxy Statement entitled "THE MEETING - Other Financial Data" is incorporated herein by reference.



ITEM 14.      PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

              ITEM 1009

         (a),(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                   SUMMARY TERM SHEET - The Merger - Where You Can Find More Information

                   THE MEETING - General

                   THE MEETING - Voting Information

                   THE MEETING - Herbalife Board of Directors' Recommendation

                   THE MERGER - Background of the Merger

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER - Special
                   Committee

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER - Arrangements with Continuing Management

                   WHERE YOU CAN FIND MORE INFORMATION



ITEM 15.      ADDITIONAL INFORMATION.

              ITEM 1011

         (b) The information contained in the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.



ITEM 16.      EXHIBITS.

              ITEM 1016


         (a)(2) Amendment No. 2 to Preliminary Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on June 7, 2002.




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


         (a)(5)* Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

         (b)(1)* Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.

         (b)(2)* Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

         (b)(3)* Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

         (c)(1)* Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

         (c)(2)* Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

         (c)(3)* Presentation by Barrington Associates to the Special Committee of the Board of Directors.

         (c)(4)* Presentation by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors.

         (d)* Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

         (e)       Not Applicable.

         (f)       None.

         (g)       None.

         (h)       None.



------------------------------
* Previously filed with Securities and Exchange Commission.


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


                                    SIGNATURE

              After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated:  June 18, 2002


                                    HERBALIFE INTERNATIONAL, INC.

                                    By:      /s/ Francis X. Tirelli
                                       ----------------------------------------
                                       Name: Francis X. Tirelli
                                       Title: Chief Executive Officer



                                    WH HOLDINGS (CAYMAN ISLANDS) LTD.

                                    By:      /s/ Steven E. Rodgers
                                       ----------------------------------------
                                       Name: Steven E. Rodgers
                                       Title: President



                                    WH ACQUISITION CORP.

                                    By:      /s/ Steven E. Rodgers
                                       ----------------------------------------
                                       Name: Steven E. Rodgers
                                       Title: President



                                    WHITNEY V, L.P.

                                    By:      WHITNEY EQUITY PARTNERS V, LLC
                                             its General Partner

                                    By:      /s/ Daniel J. O'Brien
                                       ----------------------------------------
                                       Name: Daniel J. O'Brien
                                       Title: Managing Member



                                    WHITNEY EQUITY PARTNERS V, LLC

                                    By:      /s/ Daniel J. O'Brien
                                       ----------------------------------------
                                       Name: Daniel J. O'Brien
                                       Title: Managing Member




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


                                    CCG INVESTMENTS (BVI), L.P.

                                    By:   Golden Gate Capital Management, L.L.C.
                                          its General Partner



                                    By:      /s/ Jesse Rogers
                                       ----------------------------------------
                                       Name: Jesse Rogers
                                       Title: Managing Director



                                    GOLDEN GATE CAPITAL MANAGEMENT, L.L.C.

                                    By:      /s/ Jesse Rogers
                                       ----------------------------------------
                                       Name: Jesse Rogers
                                       Title: Managing Director



                                     /s/ Francis X. Tirelli
                                    -------------------------------------------
                                    FRANCIS X. TIRELLI



                                     /s/ Douglas G. Sages
                                    -------------------------------------------
                                    DOUGLAS G. SAGES



                                     /s/ Brian Kane
                                    -------------------------------------------
                                    BRIAN KANE



                                     /s/ Carol Hannah
                                    -------------------------------------------
                                    CAROL HANNAH




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


                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION

(a)(2) Amendment No. 2 to Preliminary Proxy Statement and form of proxy card filed with the Securities and Exchange Commission on June 7, 2002.

(a)(5)* Press Release of the Company announcing the signing of the Agreement and Plan of Merger dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. is incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2002.

(b)(1)* Commitment Letter dated April 10, 2002 to Whitney & Co., LLC and Golden Gate Private Equity, Inc. from UBS AG, Stamford Branch and UBS Warburg, LLC.

(b)(2)* Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Whitney V, L.P.

(b)(3)* Commitment Letter, dated April 10, 2002 to WH Holdings (Cayman Islands) Ltd. from Golden Gate Private Equity, Inc.

(c)(1)* Opinion of Barrington Associates attached as ANNEX B to the Proxy Statement.

(c)(2)* Opinion of Morgan Stanley & Co. Incorporated attached as ANNEX C to the Proxy Statement.

(c)(3) Presentation by Barrington Associates to the Special Committee of the Board of Directors.

(c)(4) Presentation by Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors.

(d)* Agreement and Plan of Merger, dated April 10, 2002 by and among WH Holdings (Cayman Islands) Ltd., WH Acquisition Corp. and Herbalife International, Inc. attached as ANNEX A to the Proxy Statement.

(e)                Not Applicable.

(f)                None.

(g)                None.

(h)                None.



------------------------------
* Previously filed with Securities and Exchange Commission.


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